UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104

(CUSIP Number)

Jun Zhu

Incsight Limited

c/o 21/F, Building No. 3, 690 Bibo Road

Zhangjiang Hi-Tech Park

Pudong New Area, Shanghai 201203

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1	Names of reporting persons Jun Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,797,206(1)
	8	Shared voting power 0
	9	Sole dispositive power 12,797,206 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 12,797,206 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.0%(2)
14	Type of reporting person (see instructions) IN

(1)	Consists of (i) 6,107,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Jun Zhu, and (ii) 5,777,778 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after November 24, 2015.
(2)	Based on 28,783,929 ordinary shares issued and outstanding as of February 28, 2015, as disclosed in The9 Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015, together with 5,777,778 ordinary shares that Jun Zhu has the right to acquire upon exercise of options within 60 days after November 24, 2015.

CUSIP No. 88337K104

1	Names of reporting persons Incsight Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,019,428
	8	Shared voting power 0(1)
	9	Sole dispositive power 7,019,428
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,019,428 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.4%(2)
14	Type of reporting person (see instructions) CO

(1)	On November 26, 2004, Incsight Limited and Bosma Limited entered into a voting agreement with respect to the election of the board of directors of the Issuer. However, ordinary shares held by Bosma Limited are not included for purposes of calculating beneficial ownership of Incsight Limited.
(2)	Based on 28,783,929 ordinary shares issued and outstanding as of February 28, 2015, as disclosed in The9 Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015.

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), including Ordinary Shares represented by American depositary shares (the “ADSs”), each representing one Ordinary Share, of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “NCTY.” The principal executive offices of the Issuer are located at Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Pudong, Shanghai 201203, People’s Republic of China.

Item 2. Identity and Background.

(a)–(c), (f) This Schedule 13D is being filed jointly by Jun Zhu (“Mr. Zhu”) and Incsight Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Incsight,” together with Mr. Zhu, the “Reporting Persons,” and each, a “Reporting Person”).

Mr. Zhu is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Zhu is a citizen of the Republic of Singapore. The principal business address of Mr. Zhu is c/o 21/F, Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

Incsight is principally an investment holding vehicle and is wholly owned and controlled by Mr. Zhu. The principal business address of Incsight is c/o 21/F, Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

The name, business address, present principal employment and citizenship of each director and executive officer of Incsight are set forth in Schedule A hereto, as applicable.

(d), (e) During the past five years, none of any Reporting Person or (a) any partner, executive officer or director of any Reporting Person, (b) any person controlling any Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 17, 2015, as approved and authorized by the Board of Directors of the Issuer and pursuant to the Third Amended and Restated 2004 Stock Option Plan, the Issuer granted Mr. Zhu, among other optionees, an option to purchase in aggregate 5,000,000 Ordinary Shares at an exercise price of US$1.53 per Ordinary Share, subject to the terms and conditions set forth in a stock option agreement, dated November 17, 2015, between the Issuer and Mr. Zhu. Pursuant to the stock option agreement, once the per ADS market price of the Issuer equals or exceeds US$2.60, US$5.20 and US$7.80, respectively, a portion of the option to purchase 2,777,778, 1,666,667 and 555,555 Ordinary Shares will vest.

On November 24, 2015, the closing price of the ADSs as quoted by NASDAQ exceeded US$2.60 per ADS, and as a result, the option to purchase 2,777,778 Ordinary Shares vested on the same date.

Item 4. Purpose of Transaction.

Item 3 is incorporated herein by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Issuer’s Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to acquire additional securities, sell some or all of their securities, or to continue to hold their existing position in the securities for investment.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 28,783,929 ordinary shares issued and outstanding as of February 28, 2015, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or any of the persons listed in Schedule A hereto beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or any of the persons listed in Schedule A hereto presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or any of the persons listed in Schedule A hereto has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 is incorporated herein by reference in its entirety.

On November 26, 2004, Incsight and Bosma Limited (“Bosma”) entered into a voting agreement (the “Voting Agreement”) with respect to the election of the Issuer’s board of directors. Incsight and Bosma have agreed to vote their respective Ordinary Shares to ensure that the Issuer’s board of directors consists of (i) one director designated by Incsight, so long as it holds 5% or more of the Issuer’s total outstanding Ordinary Shares, which initially shall be Mr. Zhu; (ii) one director designated by Bosma, so long as it holds 5% more of the Issuer’s total outstanding Ordinary Shares, which initially shall be Stephen Law; (iii) two individuals mutually acceptable to Incsight and Bosma, but who are not otherwise affiliated with either of them, the Issuer or any of its shareholders; and (iv) an additional individual who is not affiliated with either Incsight, Bosma, the Issuer or any of its shareholders. Incsight and Bosma agreed to vote to ensure that none of the directors elected pursuant to the Voting Agreement shall be removed from office, except for cause or unless by the affirmative vote of both parties. In addition, each of Incsight and Bosma agrees to elect one or two individuals designated by the other party as directors so long as each of them holds not less than 20% of the total issued Ordinary Shares of the Issuer. The Voting Agreement shall continue until both Incsight and Bosma mutually agree in writing to terminate it. References to the Voting Agreement are qualified in their entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit B and incorporated by reference in its entirety.

Under the rules of the Securities and Exchange Commission under the Act, parties to the Voting Agreement may be considered members of a “group” and therefore deemed to be beneficial owners of the Ordinary Shares held by each other party to the Voting Agreement. Each of the Reporting Persons expressly disclaim the beneficial ownership of the shares held by Bosma, and Bosma is not participating in the filing of this Schedule 13D.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated December 24, 2015 by and between the Reporting Persons.

B	Voting Agreement, dated November 26, 2004, by and between Incsight and Bosma Limited (incorporated by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on November 26, 2004 (File No. 333-120810)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2015

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Incsight Limited

The business address of the following individual is c/o 21/F, Building No. 3, 690 Bibo Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai 201203, People’s Republic of China.

Director:

Name	Country of Citizenship
Jun Zhu	Republic of Singapore

Executive Officers:
None.